                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2003


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].


Commission file number:  0-22684



            UNIVERSAL FOREST PRODUCTS, INC. EMPLOYEES' PROFIT SHARING
                           AND 401(k) RETIREMENT PLAN
 (Full title of the plan and the address of the plan, if different from that of issuer named below)


                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                        GRAND RAPIDS, MICHIGAN 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                TABLE OF CONTENTS



                                                                        Page No.
                                                                       ---------
I.       Report of Independent Registered Public Accounting Firm          3


II. Financial Statements for the Years Ended December 31, 2003 and December 31, 2002:

         (a)      Statements of Assets Available for Benefits             4

         (b)      Statements of Changes in Assets Available for
                  Benefits                                                5

         (c)      Notes to Financial Statements                          6-11


III.     Supplemental Schedule:

         (a)      Schedule of Assets (Held at End of Year)                12


IV.      Exhibits:

         23       Consent of Ernst & Young LLP



             Report of Independent Registered Public Accounting Firm

Plan Administrator
Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan

We have audited the accompanying statements of assets available for benefits of Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Grand Rapids, Michigan
April 24, 2004

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                   Statements of Assets Available for Benefits




                                            DECEMBER 31
                                        2003          2002
                                   ----------------------------

ASSETS
Cash                                               $       375

Investments, at fair value         $107,330,538     73,785,285
Participant loans receivable          5,177,025      3,455,158
                                   ---------------------------
                                    112,507,563     77,240,443

Employee contribution receivable        179,001
Employer contribution receivable        963,070        879,960
                                   ---------------------------
Assets available for benefits      $113,649,634    $78,120,778
                                   ===========================


See accompanying notes to financial statements.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits




                                                                    YEAR ENDED DECEMBER 31
                                                                    2003              2002
                                                                ------------------------------
ADDITIONS
Participant contributions                                       $  7,279,648      $  5,922,646
Employer contributions                                             2,916,597         2,451,261
Interest income                                                      608,704         1,238,290
Dividend income                                                      309,684           130,739
Transfer from another qualified plan                              13,602,777
                                                                ------------------------------
                                                                  24,717,410         9,742,936

DEDUCTIONS
Distributions to participants                                      9,147,224         4,036,148
Administrative expenses                                              136,450            24,832
                                                                ------------------------------
                                                                   9,283,674         4,060,980

Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                      20,095,120        (4,372,019)
                                                                ------------------------------
Net additions                                                     35,528,856         1,309,937

Assets available for benefits at beginning of year                78,120,778        76,810,841
                                                                ------------------------------
Assets available for benefits at end of year                    $113,649,634      $ 78,120,778
                                                                ==============================



See accompanying notes to financial statements.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002


1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

The Plan's investments are generally stated at fair value, which are, where information is available, based on quoted market values as of the end of the year. Investment transactions are recorded as of the settlement dates. Net appreciation or depreciation in the fair value of investments is determined using the beginning of the year value or purchase price if acquired during the year.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of assets available for benefits.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are deducted from the amount of the total annual discretionary contribution approved by Universal Forest Products, Inc.'s (the Company) Board of Directors, excluding loan and certain investment fees, which are paid out of participant's accounts.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Company, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding anniversaries of their employment commencement date.

Participants may voluntarily contribute up to 25% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Company may contribute a discretionary amount annually determined by management and approved by the Company's Board of Directors. The Company's annual profit sharing contributions are allocated to each participant's account in the same ratio that each participant's total compensation for the plan year bears to the total compensation of all participants for such year.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Additionally, the Company made quarterly matching contributions of $.50 for each $1.00 contributed by participants in the current and prior years. The basis for matching contributions may not exceed the lessor of 6% of the participant's annual compensation or the amount permitted by the Internal Revenue Code (IRC). This amount is not guaranteed, may vary from year to year and the Company is not obligated to make such contributions.

Participants may select from various investment options made available by the Plan. Each participant's account is credited with the participant's contribution, an allocation of the Company's net contribution, if any, plan earnings and losses and forfeitures. Earnings allocations are based on account balances, as defined.

Employer contributions are subject to a six-year vesting schedule as follows:


                  YEARS OF SERVICE                  VESTING PERCENTAGE
                  ----------------                  ------------------

                  Less than 2                              0%
                  2 but less than 3                       20
                  3 but less than 4                       40
                  4 but less than 5                       60
                  5 but less than 6                       80
                  6 or more                              100


The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan transactions are a general investment of the Plan. Loan terms range from one to five years or up to twenty-five years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (4% at December 31, 2003) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every twelve-month period.

The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

3.  INVESTMENTS

The Plan's investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:



                                              YEAR ENDED DECEMBER 31
                                               2003          2002
                                         ------------------------------
Common stock                             $15,220,784      $    660,599
Mutual funds                               4,874,336        (5,032,618)
                                         ------------------------------

                                         $20,095,120       $(4,372,019)
                                         ==============================

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




3.  INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the fair value of the Plan's assets are as follows:


                                                           DECEMBER 31
                                                       2003            2002
                                               ---------------------------------
Universal Forest Products Stock Fund            $  36,771,990      $31,103,734
Gartmore Morley Stable Value Fd Instl              31,184,278
Van Kampen Growth & Income Fd Cl A                  9,240,048
Wells Fargo Fds Tr Outlook 2020 Fd Cl A             6,872,120
Guaranteed Long-Term Fund                                           22,087,217
Large Cap Value/John A. Levin & Co. Fund                             6,146,924
CIGNA Lifetime 40 Fund                                               5,476,176



4.  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated April 16, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.  TRANSFER OF PLAN ASSETS

Effective July 1, 2003, the assets of the Shoffner Industries, LLC 401(k) Plan were transferred into the Plan. The Shoffner Industries, LLC 401(k) Plan is sponsored by Universal Forest Products Shoffner LLC, part of the Universal Forest Products, Inc. controlled group. All participants in the Shoffner Industries, LLC 401(k) Plan became participants of the Plan as of the effective date.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements compared to the Form 5500:


                                                                           DECEMBER 31
                                                                     2003               2002
                                                                ----------------------------------
Assets available for benefits per the financial statements      $ 113,649,634       $  78,120,778
Less: amounts allocated to withdrawn participants                      (2,151)           (221,152)
                                                                ---------------------------------
Assets available for benefits per the Form 5500                 $ 113,647,483       $  77,899,626
                                                                =================================


The following is a reconciliation of benefits paid to participants per the financial statements compared to the Form 5500:


                                                                    DECEMBER 31
                                                               2003            2002
                                                            --------------------------
Benefits paid to participants per financial statements      $9,147,224      $4,036,148
Add: amounts allocated to withdrawn participants                 2,151         221,152
                                                            --------------------------
Benefits paid to participants per Form 5500                 $9,149,375      $4,257,300
                                                            ==========================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but have not yet been paid.

 Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement
                                      Plan

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003


IDENTITY OF ISSUER, BORROWER,                                                                                            FAIR
LESSOR OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                                             VALUE
----------------------------------------------------------------------------------------------------------------------------------

Common stock:
  Universal Forest Products, Inc. *           Universal Forest Products Stock Fund (1,148,852 shares)                 $ 36,771,990

Mutual funds:
  Wachovia Securities*                        Gartmore Morley Stable Value Fd Instl (1,724,901 shares)                  31,184,278
                                              Van Kampen Growth & Income Fd Cl A (512,198 shares)                        9,240,048
                                              Enhanced Stock Market Fund (72,242 shares)                                 5,316,636
                                              Dreyfus S&P Midcap Index Fd Inc (175,125 shares)                           4,090,919
                                              Neuberger & Berman Equity Assets Genesis Assets (183,473 shares)           3,988,693
                                              Growth Fd Amer Inc Com (130,845 shares)                                    3,210,930
                                              Evergreen International Equity Fd Cl I (331,742 shares)                    2,537,825
                                              Evergreen Sht Int Bd Fd Cl I (79,126 shares)                               1,012,032
                                              Wells Fargo Fds Tr Outlook 2040 Fd Cl A (56,955 shares)                      792,809
                                              Wells Fargo Fds Tr Outlook 2030 Fd Cl A (74,994 shares)                      983,919
                                              Wells Fargo Fds Tr Outlook 2020 Fd Cl A (544,111 shares)                   6,872,120
                                              Wells Fargo Fds Tr Outlook 2010 Fd Cl A (77,483 shares)                      925,917
                                              Wells Fargo Fds Tr Outlook Today Fd Cl A (40,363 shares)                     402,422
                                                                                                                      ------------
                                                                                                                        70,558,548
Participant loans receivable *                Collateralized by vested account balances, payable in monthly
                                                installments with interest rates ranging from 6.75% to 11.5%             5,177,025
                                                                                                                      ------------
                                                                                                                      $112,507,563
                                                                                                                      ============



*Represents parties-in-interest.

There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             Universal Forest Products, Inc. Employee's Profit Sharing and 401(k) Retirement Plan



Date: June 25, 2004          /s/ Matthew J. Missad
      -------------          ---------------------------------------------------
                             Matthew J. Missad, Executive Vice President
                             Universal Forest Products, Inc., Plan Administrator

Date: June 25, 2004          /s/ Michael R. Cole
      -------------          ---------------------------------------------------
                             Michael R. Cole, Chief Financial Officer
                             Universal Forest Products, Inc., Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
23                Consent of Ernst & Young LLP